Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 1 DATED MARCH 18, 2024

MASTERWORKS VAULT 5, LLC

This Supplement No. 1 dated March 18, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2023. In addition, the Median Repeat Sale Pair Appreciation metric is now reflected only if there are at least 15 repeat sale pairs identified in the database. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Pierre Soulages	0.56

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Pierre Soulages	19.8%	$12,271	December 4, 1983	$17,300,000	December 31, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Pierre Soulages	12.8%	40	July 3, 1987	December 13, 2023